SECURITI 04014616 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSING
SEC MAIL RECEIVED DEC 21 2004 SECTION
213
WASH., D.C.

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SEC FILE NUMBER
8-26080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/03 (MM/DD/YY) AND ENDING 10/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Rothschild Lieberman Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 West Putnam Avenue, Suite 420
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Samuel Lieberman — (800) 835- 8800
(Area Code — Telephone No.)

PROCESSED
JAN 14 2005
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	NY	10017-2703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Samuel Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Lieberman Limited, as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Notary Public Feb 25, 2006

This report** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD LIEBERMAN LIMITED

FINANCIAL STATEMENTS

OCTOBER 31, 2004

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Rothschild Lieberman Limited
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Rothschild Lieberman Limited as of October 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Rothschild Lieberman Limited at October 31, 2004 and the results of its operations, changes in stockholder's equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
November 30, 2004

ROTHSCHILD LIEBERMAN LIMITED

Statement of Financial Condition
October 31, 2004

ASSETS	
Cash	$ 5,917
Receivable from correspondent broker	163,332
Securities owned, at market	901,285
Other assets	18,900
	$ 1,089,434
LIABILITIES	
Accounts payable, income taxes payable and accrued expenses	$ 48,805
Securities sold not yet purchased, at market	587,010
Deferred income taxes payable	97,000
	732,815
STOCKHOLDER'S EQUITY	
Common stock, $1 par value; authorized 20,000 shares; issued and outstanding 1,000 shares	1,000
Additional paid-in capital	74,000
Retained earnings	281,619
	356,619
	$ 1,089,434

See notes to financial statements

ROTHSCHILD LIEBERMAN LIMITED

Statement of Operations
Year Ended October 31, 2004

Revenues:	
Dealer trading	$ 199,171
Commissions	298,299
Interest and dividends	6,818
	504,288
Expenses:	
Clearance	44,329
Employee compensation and benefits	251,907
Other operating expenses	158,065
	454,301
Income before income tax expense	49,987
Income tax expense:	
Current	51,930
Deferred	(24,250)
	27,680
Net income	$ 22,307

See notes to financial statements

ROTHSCHILD LIEBERMAN LIMITED

Statement of Changes in Stockholder's Equity

	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance - November 1, 2003	$ 1,000	$ 74,000	$ 259,312	$ 334,312
Net income			22,307	22,307
Balance - October 31, 2004	$ 1,000	$ 74,000	$ 281,619	$ 356,619

See notes to financial statements

ROTHSCHILD LIEBERMAN LIMITED

Statement of Cash Flows
Year Ended October 31, 2004

Cash flows from operating activities:	
Net income	$ 22,307
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax benefit	(24,250)
Changes in:	
Securities owned, net	49,050
Receivable from correspondent broker	(59,121)
Accounts payable, income taxes payable and accrued expenses	2,472
Net cash used in operating activities	(9,542)
Cash - November 1, 2003	15,459
Cash - October 31, 2004	$ 5,917

Supplemental disclosure of cash flow information:	
Income taxes paid	$ 49,460

See notes to financial statements

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Rothschild Lieberman Limited (the "Company") is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to self-clearing correspondent brokers. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Security transactions and related expenses are recorded on a trade date basis.

Securities owned by the firm and securities sold not yet purchased are reported at market value with unrealized gains or losses reflected in operations as dealer trading revenues.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - INCOME TAXES

Pursuant to the Revenue Reconciliation Act of 1993, the Company, as a dealer in securities, was required to mark-to-market all securities owned, for tax years ending on or after December 31, 1993. The law allows, subject to certain limitations, for the difference between market and carrying value of the Company's securities as of the beginning of the first tax year to which this rule applies to be phased into income over a period of 5 years, or with respect to last-in, first-out cost basis securities, over a period of 15 years. This will result in the recognition of additional taxable income of approximately $61,000 annually through October 31, 2008.

The current income tax expense consists of federal, state and local taxes of approximately $52,000 and differs from the expected effective tax rate due to the permanent difference of non-deductible expenses. At October 31, 2004 the deferred income tax liability of approximately $97,000 results from the mark-to-market income deferral.

NOTE C - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby change in the market value may be in excess of amounts recognized in the statement of financial condition.

As a nonclearing broker, the Company has its securities and its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. All of the Company's cash and securities positions are held with a clearing broker. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through a clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital as defined. At October 31, 2004, the Company had a net capital ratio of .15 to 1 and its net capital was approximately $338,000 compared to the minimum requirement of $100,000. The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6) whereby it is not required to take haircuts on its market-maker securities.

SUPPLEMENTARY INFORMATION

ROTHSCHILD LIEBERMAN LIMITED

Schedule of Computation of Net Capital
October 31, 2004

Total stockholder's equity	$ 356,619
Deduct other assets	(18,900)
Net capital	**$ 337,719**
Aggregate indebtedness - accounts payable, income taxes payable and accrued expenses	**$ 48,805**
Percentage of aggregate indebtedness to net capital	**15%**
Minimum capital required	**$ 100,000**
Excess of net capital over minimum requirement	**$ 237,719**

Note 1:	Net capital as reported in the Company's October 31, 2004 unaudited Focus report	$ 302,000
	Adjustments to expense accruals	(26,000)
	Adjustments to market valuation, including trade date accruals	62,000
	Total per above	$ 338,000

Note 2: The Company has elected to operate pursuant to SEC rule 15c3-1(a)(6) and therefore no haircuts have been taken.

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Rothschild Lieberman Limited
Greenwich, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Rothschild Lieberman Limited (the "Company") for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Rothschild Lieberman Limited to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
November 30, 2004